USAir , Inc.
Exhibit 99
Select Airline Operating and Financial Statistics (Note 1.)
(unaudited)



                            Three Months Ended         Six Months Ended
                                 June 30,                 June 30,
                          -----------------------   ------------------------
                                         Increase                   Increase
                          1996    1995  (Decrease)  1996     1995  (Decrease)
                          ----    ----   --------   ----     ----   --------
Revenue passengers
  (thousands) *          14,961   15,199  (1.6)%   27,899   28,966  (3.7)%
Total revenue passenger
  miles ("RPMs")(millions)
  (Note 2.)              10,131   10,122   0.1	%    18,920   19,314  (2.0)%
Revenue passenger miles
  (millions) (Note 2.)*  10,044    9,986   0.6	%    18,753   19,065  (1.6)%
Total available seat
  miles ("ASMs")
  (millions) (Note 3.)   14,223   15,062  (5.6)%   27,806   30,396  (8.5)%
Available seat miles
  (millions) (Note 3.)*  14,123   14,915  (5.3)%   27,616   30,121  (8.3)%
Passenger load factor
  (Note 4.) *              71.1%    67.0%  4.1 pts.  67.9%    63.3%  4.6 pts.
Break even load factor
  (Note 5.)                66.7%    64.4%  2.3 pts.  66.9%    64.1%  2.8 pts.
Passenger revenue per
  ASM (Note 6.)*          12.76c   11.24c 13.5%     12.15c   10.50c 15.7%
Total revenue per ASM
  (Note 7.)               13.99c	   12.19c 14.8%     13.38c   11.47c 16.7%
Cost per ASM (Note 8.)    12.75c	   11.30c 12.8%     12.78c   11.19c 14.2%
Yield (Note 9.)*          17.95c   16.79c  6.9%	     17.89c   16.59c  7.8%
Cost of aviation fuel
  per gallon (Note 10.)	   61.87c   52.71c 17.4%     60.27c   52.38c  15.1%
Gallons of aviation fuel
  consumed (millions)       276      292  (5.5)%      542      591   (8.3)%

*  = Denotes scheduled service only (excludes charter service).
c  = cents



                            (Continued on next page)


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USAir , Inc.
Exhibit 99
Select Airline Operating and Financial Statistics
(unaudited)
(Continued)

Note 1.  	Operating statistics exclude flights operated by USAir, Inc.
("USAir") under a wet lease arrangement with British Airways Plc
("wet lease"). The wet lease arrangement expired May 31, 1996.
Operating statistics include free frequent travelers and the related miles flown. Financial statistics exclude the revenue and expense (which amounts net to zero) generated under the wet lease arrangement and non-recurring items. Wet lease amounts of $3.7 million and $12.6 million have been excluded from the second quarter and year-to-date results for 1996, respectively, and $15.7 million and $31.4 million have been excluded from the second quarter and year-to-date results for 1995, respectively, from both Other Operating Revenues and Other Operating Expenses for purposes of financial statistic calculation. Non-recurring expense credits totaling approximately $29.5 million related to USAir's non-operating BAe-146 aircraft have been excluded from both the second quarter and year-to-date results for 1996 for the purpose of financial statistic calculation. No non-recurring items were included in USAir's second quarter or year-to-date results for 1995.

Note 2.	Revenue passengers multiplied by the number of miles they flew.

Note 3.	Seats available multiplied by the number of miles flown (a
measure of capacity).

Note 4.	Percentage of aircraft seating capacity that is actually
utilized (RPMs/ASMs).

Note 5.	Percentage of aircraft seating capacity that must be utilized, based on fares in effect during the period, for USAir to break even at the pretax income level.

Note 6.	Passenger Transportation revenue divided by ASMs (a measure of unit revenue).

Note 7.	Total Operating Revenues divided by ASMs (a measure of unit
revenue).

Note 8.	Total Operating Expenses divided by ASMs (a measure of unit
cost).

Note 9.	Passenger Transportation revenue divided by RPMs (a measure of unit revenue).

Note 10.	Includes the base cost of aviation fuel and transportation
charges.